No Action
P.E. 7-18-02

02063031

November 12, 2002

Act 34
Section
Rule 12h-3
Public
Availability 11-12-02

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: NOMOS Corporation
Incoming letter dated July 18, 2002

Based on the facts presented, it is the Division's view that the effectiveness of NOMOS' registration statement on Form S-1 during fiscal year 2002 would not preclude NOMOS from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note that no securities were sold pursuant to the registration statement and NOMOS has withdrawn the registration statement pursuant to Rule 477 under the Securities Act of 1933.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Paula Dubberly
Chief Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2002

Mark I. Baseman
Cohen & Grigsby, P.C.
11 Stanwix Street
15th Floor
Pittsburgh, Pennsylvania 15222-1319

Re: NOMOS Corporation

Dear Mr. Baseman:

In regard to your letter of July 18, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

COHEN & GRIGSBY, P.C.
ATTORNEYS AT LAW

11 STANWIX STREET
15TH FLOOR
PITTSBURGH, PENNSYLVANIA 15222-1319

TELEPHONE (412) 297-4900
FAX (412) 209-0672

Direct Dial: (412) 297-4956
E-mail: mbaseman@cohenlaw.com

Direct Fax: (412) 209-0672
URL:http//www.cohenlaw.com

The Securities Exchange Act of 1934 – Rule 12h-3

July 18, 2002

RECEIVED
2002 JUL 19 PM 3:48
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA E-MAIL AND FEDERAL EXPRESS

Ms. Paula Dubberly
Division of Corporation Finance
Office of Chief Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: NOMOS Corporation -- No-Action Request

Ladies and Gentlemen:

On behalf of our client, NOMOS Corporation, a Delaware corporation ("NOMOS"), we hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") issue a no-action letter advising us that the Staff will not recommend enforcement action to the Commission if NOMOS does not file a Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, an Annual Report on Form 10-K for its fiscal year ended December 31, 2002, or any other reports otherwise required by Sections 15(d) and 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder. Alternatively, we hereby request that the Commission exempt NOMOS from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

Factual Background

On April 29, 2002, pursuant to the Securities Act of 1933, as amended (the "Securities Act"), NOMOS filed a registration statement on Form S-1 (File No. 333-

87158), as most recently amended on June 28, 2002 (the "Registration Statement"), which proposed an initial public offering (the "Initial Public Offering") of up to 2,875,000 shares (including an over-allotment option of up to 375,000 shares) of NOMOS's common stock, par value $0.0001 per share (the "Common Stock"). NOMOS also filed a registration statement on Form 8-A under the Exchange Act registering its Common Stock under Section 12(g) of the Exchange Act (the "Form 8-A Registration Statement") on June 19, 2002. The Registration Statement (as amended through such date) was declared effective by the Commission on June 26, 2002, whereupon the Form 8-A Registration Statement automatically became effective. After the Registration Statement (as amended through June 26, 2002) was declared effective, NOMOS filed a Post-Effective Amendment No. 1 to Form S-1 on June 28, 2002, which, among other things, reduced the size and estimated price range of the Initial Public Offering. NOMOS thereafter expected that the public offering price, underwriting syndicate and related matters would be contained in a form of prospectus filed pursuant to Rule 424(b) of the Securities Act as permitted by Rule 430A of the Securities Act.

However, after discussion with SG Cowen Securities Corporation, the lead underwriter for the Initial Public Offering, NOMOS decided to indefinitely postpone the Initial Public Offering due to the deterioration and volatility of the stock market and other adverse market conditions. As a result of this decision, NOMOS has not taken any further action with respect to the Initial Public Offering. NOMOS has not issued and will not issue any shares of Common Stock pursuant to the Registration Statement. Concurrently with the filing of this letter, NOMOS is filing with the Commission a letter requesting the withdrawal of the Registration Statement pursuant to Rule 477(a) under the Securities Act.

As of the date of the effectiveness of the Registration Statement, the outstanding shares of Common Stock were, and are as of the date of this letter, held beneficially and of record by a total of 282 holders. Such holders acquired the shares privately without registration under the Securities Act. Concurrently with the filing of this letter, NOMOS is filing a Form 15 to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and Rule 12g- 4(a)(1)(i) thereunder. In accordance with Rule 12g-4(b), NOMOS's obligation under Section 12(g) to file reports pursuant to Section 13(a) of the Exchange Act will be suspended immediately upon the filing of the Form 15.

NOMOS will immediately become subject to the reporting obligations imposed under Section 15(d) of the Exchange Act upon the termination of its Exchange Act reporting obligations under Section 12(g). Section 15(d) provides that the periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. Although Exchange Act Rule 12h-3 provides that these requirements will be suspended immediately upon the filing of a Form 15 by any issuer with respect to a class of securities held of record by less than 300 persons, subsection (c) of Rule 12h-3 states that such rule is unavailable in any fiscal year in which such registration statement became effective.

Discussion

We respectfully submit to the Staff that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require NOMOS to file any Section 13(a) periodic reports merely because the Registration Statement became effective during 2002.

The Commission has stated that "the purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 34-20263 (October 5, 1983) (the "Release"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available information about the issuer's activities at least through the end of the fiscal year in which it makes a registered offering." Id.

Even though the Registration Statement became effective, the Initial Public Offering was not consummated and NOMOS has filed a withdrawal request for the Registration Statement pursuant to Rule 477 under the Securities Act. No securities of the Company were sold to the public pursuant to the Registration Statement. Therefore, because NOMOS does not currently have any investing public to which information about its activities in the quarter ended June 30, 2002 or through the end of the fiscal year 2002 should be made available, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Rule 12h-3 with respect to a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed ..." The Staff has also recognized in a number of circumstances essentially identical to NOMOS's circumstances (i.e. where no securities were sold pursuant to an effective registration statement and the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act), that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations, and accordingly has taken a no-action position similar to that requested herein. See, e.g., NeoGenesis Pharmaceuticals, Inc. 2002 SEC No-Act. LEXIS 311 (April 1, 2002); OMP, Inc., 2001 SEC No-Act. LEXIS 442 (April 2, 2001); Enfinity Corporation, 1998 SEC No-Act. LEXIS 1012 (November 30, 1998); Coral Systems, Inc., 1997 SEC No-Act. LEXIS 481 (March 31, 1997); Vandalia National Corporation, 1995 SEC No-Act. LEXIS 475 (April 21, 1995); Professional Medical Products, Inc., 1994 SEC No-Act. LEXIS 539 (June 3, 1994); Central Point Software, Inc., 1992 SEC No-Act. LEXIS 842 (August 7, 1992); CareNetwork, Inc., 1991 SEC No-Act. LEXIS 128 (January 30, 1991); Bizmart, Inc., 1991 SEC No-Act. LEXIS 914 (July 23, 1991); York International Corp., 1990 SEC No-Act. LEXIS 621 (March 30, 1990); AIA Services Corporation, 1990 SEC No-Act. LEXIS 175 (February 6, 1990). Therefore, we respectfully request that the Staff exempt NOMOS from the reporting requirements of Sections 15(d) and 13 of the Exchange Act.

Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed.

In the facts described above, the investing public will not realize a benefit from requiring NOMOS to file periodic reports required by Section 13(a) of the Exchange Act because NOMOS has only a limited number of stockholders, none of whom purchased shares of Common Stock in a registered public offering. On the other hand, the burdens on NOMOS of the reporting obligations required by the Exchange Act would be considerable.

In light of the foregoing, we request, on behalf of NOMOS, that the Staff issue a no-action advising us that the Staff will not recommend enforcement action to the Commission if NOMOS does not file periodic reports pursuant to Sections 15(d) and 13(a) of the Exchange Act and the Rules promulgated thereunder (i.e., that the effectiveness of NOMOS's registration statement on Form S-1 during fiscal year 2002 would not preclude it from utilizing Rule 12h-3 under the Exchange Act). Alternatively, we request an exemption on behalf of our client, NOMOS, pursuant to Section 12(h) of the Exchange Act from the requirement to file such reports.

As required by Securities Act Release No. 33-6269, one original and seven copies of this letter are being submitted herewith. In addition, a copy of this letter is being submitted via e-mail, as permitted by footnote 68 of Securities Act Release No. 33-7427 (July 1, 1997).

We note that, in the absence of NOMOS's ability to rely on Rule 12h-3 to exempt it from the reporting obligations of Section 15(d) of the Exchange Act (or similar exemptive relief), NOMOS could be required to file a Quarterly Report on Form 10-Q as early as August 14, 2002. Accordingly, any assistance that the Staff could provide in responding to this no-action request prior to such date would be greatly appreciated.

If the Staff has any questions concerning this request or requires additional information, please contact either Mark I. Baseman (412-297-4956) or Brian S. Belanger (412-297-4929) of Cohen & Grigsby, P.C. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter.

Very truly yours,

COHEN & GRIGSBY, P.C.

By: [signature]
Mark I. Baseman